Exhibit 4.19

VillageEDOCS

CONVERTIBLE SECURED PROMISSORY NOTE

February 16, 2004
$1,700,000.00                                                                                                                                                                      Tustin, California

FOR VALUE RECEIVED, the undersigned, VillageEDOCS (the "Maker"), hereby promises to pay to the order of Joan P. Williams and C. Alan Williams (together, the "Lender"), the principal sum of One Million Seven Hundred Thousand and 00/100 Dollars ($1,700,000.00) together with interest earned thereon from the date on which funds were initially deposited in the Maker's bank, Sunwest Bank.  Interest will be earned at the per annum rate equal to ten percent (10%).  Principal and interest are payable as described herein.

Any payment pursuant hereto shall first be applied to principal due and owing at the date of such payment.  Whatever remains after the amount of such principal is deducted from such payment shall be applied to the interest balance due hereunder, and the interest upon that portion of principal so credited shall thereupon cease.

Maker shall have the right, without penalty, to prepay the indebtedness represented hereby in part or in full at any time or times during the term hereof.  Any payment pursuant hereto shall first be applied to principal due and owing at the date of such payment.  Whatever remains after the amount of such principal is deducted from such payment shall be applied to the interest balance due hereunder, and the interest upon that portion of principal so credited shall thereupon cease.

If any payment of principal of and/or accrued interest on this Note is not paid as and when due and payable hereunder, it shall thereupon accrue, and Maker hereby expressly agrees to pay as liquidated damages and not as a penalty, interest on the remaining unpaid balance of principal and accrued but unpaid interest at the rate stated above until all unpaid first principal and second interest is paid in full.

This Note is secured by a Security Agreement dated May 9, 2002 by and between Maker and Lender encumbering all the assets of Maker, the terms of which are incorporated herein by reference..

As further inducement for Lender to loan Maker the principal sum of $1,700,000.00, Maker will issue to Lender a warrant to purchase 5,000,000 restricted shares of Maker's common stock for $0.10 per share for a period of five years from the date of this Note.  The securities issued upon exercise of the warrant will be issued subject to an exemption from registration and will bear a restrictive legend.

Not withstanding anything in the Note to the contrary, Maker hereby agrees that the principal amount of this Note and any interest accrued thereon shall be repaid at the Lender's option, whenever one of the following events occurs:

(a)    A controlling interest in the Maker is acquired by a third party; or

(b)   October 31, 2007; or

(c)    The Maker receives net cash proceeds from an equity financing of  $3,000,000 or more, subsequent to the date of this Note.

In the event that Maker achieves the above equity financing, Lender shall have the option to convert any remaining unpaid balance of principal and accrued but unpaid interest into shares of Common Stock of the Maker (the "Common Stock") at a conversion price of $2.50 per share, or equal to the price per share of the Common Stock issued in the equity financing described above, whichever price is lower.  Lender must notify the Maker in writing 15 business days prior to the closing of the equity financing regarding the Lender's desire to convert to Common Stock, or have the remaining unpaid balance of principal and accrued but unpaid interest paid in cash.

In the event that Maker is acquired prior to this Note being repaid, Lender shall have the option to convert any remaining unpaid balance of principal and accrued but unpaid interest into shares of Common Stock of the Maker at a conversion price of $2.50 per share, or equal to the price per share paid for the Maker by the acquirer, whichever price is lower.  Lender must notify the Maker in writing 15 business days prior to the closing of the acquisition transaction regarding the Lender's desire to convert to Common Stock, or have the remaining unpaid balance of principal and accrued interest be paid in cash.  In the event that this conversion option related to the Maker being acquired potentially causes an acquisition to not be consummated, the Maker reserves the unilateral right to eliminate this conversion option and repay the unpaid balance of principal and accrued interest in cash.

All or part of the unpaid principal or accrued and unpaid interest of this Note is convertible into the Maker's Common Stock at any time at the option of Lender at a conversion price equal to eighty-five percent (85%) of the average of the Maker's Common Stock closing bid price on the OTC:BB, NASDAQ or other established securities exchange or market for the ten (10) consecutive trading days prior to the date Lender delivers written notice of his conversion election to the Maker.  Partial conversions shall be allowed and upon a full conversion this Note shall be deemed satisfied and paid in full.

In the event any judicial proceedings are instituted to enforce or interpret the rights and obligations of Maker and Lender under this Note, the prevailing party in such proceedings shall be entitled to reasonable attorney's fees and costs.

This Note and all transactions hereunder and/or evidenced hereby shall be governed by, construed under, and enforced in accordance with the laws of the State of California.  This Note may not be changed, amended or modified orally.  Should any provision of this Note be declared or be determined by any court to be invalid, illegal or unenforceable, such provision shall be severable from the remainder of this Note, and the legality, validity and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Maker has caused this Convertible Secured Promissory Note to be executed by its duly authorized officer.

VillageEDOCS  (Maker)

By:_________/s/_________________________                                                        Date:  2/17/04
            K. Mason Conner
            President and Chief Executive Officer

Agreed:_____/s/__________________________                                                        Date: 2/17/04
           Printed name of Lender:  Joan P. Williams

Agreed:_____/s/__________________________                                                        Date: 2/17/04
          Printed name of Lender:  C. Alan Williams